Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 1st, 2022

1.	Date, Time and Place: The Board of Directors (“Board”) met on December 1st, 2022, at 10:00 a.m., at the branch office of Suzano S.A. (“Company”) located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.

2.	Attendance: The following Directors attended the meeting: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director). Also attended this meeting, as guests, Mr. Walter Schalka, Chief Executive Officer (CEO), Mr. Marcelo Feriozzi Bacci, Finance and Investor Relations Executive Officer, and Mrs. Silvia Krueger Pela.

3.	Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mrs. Silvia Krueger Pela acted as secretary.

4.	Agenda: To resolve on the distribution of interim dividends declared to the balance of retained earnings.

5.Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.Resolutions:

6.1After analyzing and discussing the matter on the agenda, the Directors present at the meeting unanimously and without reservations, approved the distribution of interim dividends in the total amount of BRL 2,350,000,000.00 (two billion three hundred and fifty million reais), at the ratio of BRL 1.794780909 per Company share, considering the number of “ex-treasury” shares on the present date, declared to the balance of retained earnings ascertained in the balance sheet dated September 30, 2022. Interim dividends will be distributed “ad referendum” of the Annual General Meeting that approves the accounts for the fiscal year ended December 31, 2022, pursuant to the second paragraph of article 204 of Law 6,404, of December 15, 1976 (“Brazilian Corporations Law”) and in article 28 of the Company's Bylaws.

6.1.1.Payment of interim dividends will be made on December 27, 2022, in local currency, based on the shareholding position held at the end of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) trading session on December 16, 2022 (record date in Brazil). The shares issued by the Company will be traded “ex-dividends” as of December 19, 2022, inclusive.

6.1.2.Regarding holders of American Depositary Receipts – ADRs referenced to shares issued by the Company, and traded on the New York Stock Exchange – NYSE, the payment of interim dividends will be made in accordance with the procedures applicable by the depositary bank The Bank of New York Mellon.

6.1.3.The interim dividends declared herein will be allocated to the minimum mandatory dividend for the fiscal year ended December 31, 2022, pursuant to article 202 of the Brazilian Corporations Law and article 28 of the Company’s Bylaws.

6.1.4.The procedures relating to the payment of interim dividends will be informed by the Company through a Notice to Shareholders to be published in due course.

6.2	Regarding the approval above, the members of the Board of Directors decide to authorize the Company's Executive Board of Officers to perform any and all acts and sign any and all other documents necessary for the execution of the resolution approved herein.

7.	Closing: There being no further business, the meeting was closed. The minutes of the meeting was drafted, read and approved by all the Directors present.

São Paulo, SP, December 1st, 2022.

__________________________ David Feffer Chairman of the meeting and Chairman of the Board of Directors	__________________________ Silvia Krueger Pela Secretary
____________________________ Daniel Feffer Vice-Chairman of the Board of Directors	_____________________________ Nildemar Secches Vice-Chairman of the Board of Directors
_____________________________ Ana Paula Machado Pessoa Director	_____________________________ Gabriela Feffer Moll Director

______________________________ Maria Priscila Rodini Vansetti Machado Director	_____________________________ Paulo Rogerio Caffarelli Director
_____________________________ Paulo Sergio Kakinoff Director	_____________________________ Rodrigo Calvo Galindo Director